EXHIBIT 12.1

PROTECTION ONE, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(IN THOUSANDS)
(UNAUDITED)

PROTECTION ONE

	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998

Earnings:
Pretax loss from continuing operations before accounting change	$(483,127)	$(106,582)	$(66,002)	$(107,322)	$(20,626)
Adjustments:
Fixed charges (B)	43,023	51,737	60,353	87,065	55,990

Earnings as adjusted (A)	(440,104)	(54,845)	(5,649)	(20,257)	35,364

Ratio of earnings to fixed charges (A) divided by (B)	(10.23)	(1.06)	(0.09)	(0.23)	0.63

Deficiency of earnings to fixed charges	483,127	106,582	66,002	107,322	20,626